Exhibit 99.2

Brera Holdings PLC Announces International Expansion Strategy

BREA Acquisition Targets in Smaller European Markets Could Earn Football Competition Prizes from $3 Million to $15 Million

NEW YORK, DUBLIN and MILAN – (Globe News Wire) – January 30, 2023 – Following its Nasdaq IPO last Friday, Brera Holdings PLC (“Brera Holdings” or the “Company” Nasdaq: BREA) today announced its international strategy to simultaneously pursue expansion and licensing of the Brera FC brand in Eastern Europe, Africa, and South America, through the potential acquisition and, where appropriate, renaming of football teams with the objective of enhancing the players on these teams to place them on the professional transfer market and obtain prizes related to participation rights in UEFA..

Brera Holdings CEO Sergio Scalpelli commented: “We are currently negotiating confidential deals for top division clubs in various European countries (starting from North Macedonia), while exploring opportunities in Africa (mainly), South America and other non-European countries.The choice of countries is based upon an in-depth analysis of the football, regulatory and economic parameters that are key to our business model.”

There is a Sizeable Market for European Football Competition Prizes. In the European countries in which Brera Holdings intends to operate, the Company intends to pursue the UEFA (Union of European Football Associations, the governing body of European football and the umbrella organization for 55 national associations) competitions market with at least three top-division teams. There are three UEFA competitions: The Champions League, or the CL, the Europa League, or the EL, and the Europa Conference League, or the Conference. A base participation prize is awarded to each of the 32 clubs that are admitted to the “group stage” of each UEFA competition.

For the 2021-2022 season, the base participation prize for each club was €15.64 million for the CL, €3.63 million for the EL and €2.94 million for the Conference. Each competition has different rules for how a club may take one of the 32 places in the competition’s group stage, but generally they are admitted either automatically based on UEFA’s access criteria or gain admission through qualifiers. For the CL, 26 clubs are automatically admitted to the group stage based on UEFA’s criteria, and the remaining six places are divided between clubs that qualify by being league champions or by finishing second to fourth in their national championship.

For the EL, 12 clubs are automatically admitted based on UEFA’s criteria, 10 are admitted by transfer from the CL by losing either of the CL’s play-off or third qualifying rounds, and 10 are winners of the EL play-off round. For the Conference, 10 are admitted after losing the EL play-off round, and 22 are admitted after winning the Conference play-off round. Clubs from smaller European countries, including the Eastern European countries where Brera Holdings is exploring club acquisition opportunities, generally cannot gain automatic admission to the CL or EL due to the effect of certain coefficients that the UEFA uses to form the automatic access lists for these competitions, but they can potentially reach the group stage through the CL, EL or Conference qualifiers.

In addition, participants in certain competition qualifiers can also receive participation prizes without reaching a competition’s group stage, ranging from €250,000 in the case of elimination in the first round of the Conference qualifiers, up to €5 million in the event of elimination in the last round of the CL play-off round. Commenting further, Brera Holdings CEO Scalpelli concluded: “These prizes can generate high profit margins, especially for those clubs with lower operating costs which we are targeting for acquisition. In African, South American, or other non-European markets in which we expect to acquire clubs, we instead intend to develop a vast activity for scouting purposes.”

About Brera Holdings PLC

Brera Holdings PLC is a Nasdaq-listed (Stock Ticker: BREA) Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Outside Italy:

 Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

In Italy:

Sergio Scalpelli, CEO

Brera Holdings PLC

sergio@breraholdings.com